Mail Stop 4561

November 3, 2005

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

RE:	National Bank of Greece S.A.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed July 15, 2005
File No. 1-14960

Dear Mr. Thomopoulos,

	We have reviewed your letter filed on October 21, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 25: Long-Term Debt, page 194

1. We note your supplemental response to comment six of our letter dated September 23, 2005. Please revise future filings to make the disclosures required by Rule 3-10(b)(4) of Regulation S-X which requires disclosure in a footnote stating that the issuer is a 100%-
owned finance subsidiary of the parent company and the parent company has fully and unconditionally guaranteed the securities. The footnote must also include the narrative disclosures specified in paragraphs
(i)(9) and (i)(10) of Rule 3-10 of Regulation S-X. If you are not able to make these required disclosures, please tell us why.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information.
Please file your letter on EDGAR.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comment.

Sincerely,



Don Walker
Senior Assistant Chief Accountant

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Anthimos Thomopoulos
National Bank of Greece S.A.
November 3, 2005
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